Third Quarter 2013 Results

MAXCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2013

Mexico City, October 28, 2013. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended September 30, 2013.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | Third Quarter 2013

Financial Summary:

	3Q13	3Q12	Δ%	9M13	9M12	Δ%
Million Pesos
Revenues	642	566	13%	1,860	1,630	14%
EBITDA	188	176	7%	548	512	7%
EBITDA Margin	29%	31%		29%	31%

Net Income	(91)	65	(240)%	(265)	(98)	170%

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 9% to 646,121 in 3Q13 compared to the same period last year. The Company recorded RGU net connections of 50,810 during the quarter.
•	Total company customer base increased by 5% to reach 285,087 customers.
•	When compared to the same period last year, voice RGUs have a slightly increase of 3% that reach 375,563. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 21% to 149,377 in comparison to 123,821 in 3Q12.
•	The number of coin operated public phones totaled 35,831 a decrease of 4% in comparison to those in 3Q12.
•	The total mobile RGU base totaled 44,102 units which is 27% more than the number registered in 3Q12.
•	Pay TV number of RGUs reached 74,047 which is 10% more than the number recorded in 3Q12.
•	Residential RGU per customer, had a marginally increase at 1.8 compared with the same ratio of 3Q12.
•	Commercial RGU per customer presented at the end of de 3Q12 was of 20.9 and increased to 26.5 in the 3Q13.

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Third Quarter 2013 Results

Operating Results

	3Q13	3Q12	Δ%
Residential Customers	282,087	269,086	5%
Voice	237,511	234,575	1%
Data	147,553	121,781	21%
Mobile	29,830	27,544	8%
TV	66,659	67,202	(1)%

Residential RGUs	514,569	467,317	10%
Voice	247,115	241,547	2%
Data	149,377	123,821	21%
Mobile	44,030	34,496	28%
TV	74,047	67,453	10%
RGU per Residential Customer	1.8	1.7	6%

Commercial Customers	3,000	3,356	(11)%
Voice	2,698	3,032	(11)%
Data	1,382	1,421	(3)%
Mobile	14	27	(48)%
Other	180	172	5%

Commercial RGUs	79,636	70,099	14%
Voice	76,532	66,951	14%
Data	2,756	2,766	-
Mobile	72	111	(35)%
Other	276	271	2%
RGU per Commercial Customer	26.5	20.9	27%

Public Telephony RGUs	35,831	37,408	(4)%

Wholesale RGUs	16,085	20,487	(21)%

Total RGUs	646,121	595,311	9%

Voice RGUs (voice lines in service)	375,563	366,393	3%
Total Number of Customers	285,087	272,442	5%

Revenues

Maxcom total revenues for the third quarter of 2013 were Ps.642 million, an increase of 13% over revenues of Ps.566 million recorded in the third quarter of 2012. The following table is a breakdown of the sources of revenue for the Company.

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Third Quarter 2013 Results

	3Q13		Weight %	3Q12		Weight %	Δ%
Residential	Ps.	220	34%	Ps.	257	45%	(14)%
Commercial		174	27%		163	29%	7%
Public Telephony		39	6%		42	7%	(7)%
Wholesale		205	32%		100	18%	105%
Other Revenue		4	1%		4	1%	-
Total	Ps.	642	100%	Ps.	566	100%	13%

Total revenues for the first nine months ended September 30, 2013 were Ps.1,860 million, an increase of 14% over revenue of Ps.1,630 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

	9M13		Weight %	9M12		Weight %	Δ%
Residential	Ps.	722	38%	Ps.	742	45%	(3)%
Commercial		498	27%		470	29%	6%
Public Telephony		112	6%		135	8%	(17)%
Wholesale		516	28%		272	17%	90%
Other Revenue		12	1%		11	1%	9%
Total	Ps.	1,860	100%	Ps.	1,630	100%	14%

Residential

Residential revenues represented 34% of the total during 3Q13, compared with 45% in 3Q12. Revenues in the residential business segment reached Ps.220 million, representing 14% less (Ps.37 million) in comparison to Ps.257 million recorded in 3Q12. The decrease in the residential revenues mainly derived from the termination of a contract linked to the MVNO operation.

For the nine months ended September 30, 2013, revenues from the residential business totaled Ps.722 million, being this a decrease of 3% in comparison to the Ps.742 million registered in the same period 2012.

ARPU (average revenue per unit) for the residential business for 3Q13 was Ps.149 which is 16% less than the Ps.177 recorded in 3Q12.

Residential RGU per customer stayed almost flat in 1.8 in 3Q13, with respect at the same quarter of 2012.

Commercial

Commercial revenues represented 27% of the total during 3Q13, compared to 29% registered in 3Q12. Revenues in the Commercial Business reached Ps.174 million, an increase of 7% in comparison to Ps.163 million recorded in 3Q12.

The 7% or Ps.11 million increase in revenues during 3Q13 is mainly explained by an increase of data charges in Ps.19 million, partially offset by Ps.8 million less revenue coming from voice services.

For the nine months ended September 30, 2013, revenues from the commercial business totaled Ps.498 million, a 6% increase in comparison to the Ps.470 million registered in the same period 2012.

ARPU of the commercial business for 3Q13 reached Ps.760 which is less than the Ps.796 recorded in 3Q12, and it explains because the growth of RGUs (r11.6%) not was proportional at the revenue (r6.6%).

In addition, RGU per commercial increased 27% to reach 26.5 in 3Q13 compared to 20.9 in 3Q12.

Public Telephony

Public Telephony represented 6% of total revenue generated during 3Q13. Revenues in this business unit totaled Ps.39 million, a decrease of 7% when compared to Ps.42 million in 3Q12. The decrease in revenues is attributed to a reduction in network usage, as well as a minor number of telephones in operation.

For the nine months ended September 30, 2013, revenues from the public telephony business totaled Ps.112 million, a 17% decrease in comparison to the Ps.135 million registered in the same period 2012.

Wholesale

In 3Q13, wholesale revenues increase 105% to reach Ps.205 million, in comparison to the Ps.100 million registered during the same period in the previous year. The growth in this business unit was due to the increase in the international traffic terminated in our network.

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Third Quarter 2013 Results

For the nine months ended September 30, 2013, revenues from the wholesale business totaled Ps.516 million, a 90% increase in comparison to the Ps.272 million registered in the same period 2012.

Other Revenue

Other revenues contributed marginally and reached Ps.4 million, the same Ps.4 million registered in 3Q12. For the nine months ended September 30, 2013, other revenues totaled Ps.12 million, the amount is slightly similar at the recorded in the same period of 2012.

Network Operation Cost

Network Operation Costs in 3Q13 increased by 29% or Ps.64 million to reach Ps.280 million in comparison to Ps.216 million in 3Q12. This increase was mainly due to a Ps.76 million or 44% increase in network operating services, partially offset by Ps.12 million decrease in technical expenses.

The Ps.76 million increases in network operating services is mainly related to the increase in the wholesale traffic.

For the nine months ended September 30, 2013 network operation costs totaled Ps.793 million, a 32% increase when compared to the Ps.601 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.175 million in 3Q13, 1% or Ps.2 million over the Ps.173 million reported in the same period of 2012.

For the nine months ended September 30, 2013 SG&A expenses totaled Ps.520 million, figure that is marginally above at the Ps.517 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 3Q13 was Ps.188 million, above the Ps.176 million registered in the same period of last year. EBITDA Margin was 29% during the period, slightly under of the 31% of last year. For the nine months ended September 30, 2013, EBITDA amounted to Ps.548 million, a 7% increase in comparison to the Ps.512 million recorded in the same period of 2012. EBITDA margin for the nine months of 2013 was 29%, quite similar with the 31% of the same period 2012.

Adjusted EBITDA for 3Q13 was Ps.188 million, 6% higher than Ps.177 million in the same period of last year. Adjusted EBITDA Margin was 29% during the period, below the 31% of 3Q12.

Operating Income

The Company recorded an operating loss for 3Q13 of Ps.5 million, in the same quarter last year the company achieved operating income of Ps.5 million. For the nine months ended September 30, 2013 the company reported an operating loss of Ps.11 million, below at the Ps.14 million reported in the same period last year.

Depreciation charges during the quarter were Ps.155 million, increasing Ps.12 million against the Ps.143 million of the 3Q12.

Comprehensive Financial Result

During the quarter, the Company registered a loss of comprehensive financial result of Ps.85 million, a Ps.146 million decrease when compared to Ps.61 million income in the same period of 2012.

	3Q13	3Q12	ΔPs.	D%
Interest Expense	78	75	3	4%
Interest (Income)	-	(14)	14	(100)%
Exchange Rate (Gain) Loss – Net	7	(122)	129	(106)%
Total	85	(61)	146	(239)%

For the nine months ended September 30, 2013, comprehensive financial result for the Company reached Ps.254 million, compared to the Ps.83 million recorded in the same period of 2012.

Taxes

At the end of the 3Q13 the Company did not record taxes.

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Third Quarter 2013 Results

Net Income

The Company posted a net loss during 3Q13 of Ps.91 million, in comparison to the net income of Ps.65 million reported in the same period of 2012. For the nine months ended on September 30, 2013, the Company registered a net accumulated loss of Ps.266 million in comparison to the net loss of Ps.98 million recorded in the same period of 2012.

Liquidity and Capital Sources

	Quarter Ended	Quarter Ended
Millions of Pesos	September 30, 2013	September 30, 2012
Resources from Operations and Working Capital	126	178
CAPEX	(144)	(144)
Free Cash Flow	(18)	34
Financing Activities	(13)	(1)
Cash and Financial Instruments at the Start of the Period	116	364
Cash and Financial Instruments at the End of the Period	85	397

	Nine Months Ended	Nine Months Ended
Millions of Pesos	September 30, 2013	September 30, 2012
Resources from Operations and Working Capital	296	524
CAPEX	(370)	(357)
Free Cash Flow	(74)	167
Financing Activities	12	(167)
Cash and Financial Instruments at the Start of the Period	147	397
Cash and Financial Instruments at the End of the Period	85	397

Capital Expenditures

Capital Expenditures during the period totaled Ps.144 million, the same figure recorded in 3Q12. Capital Expenditures were primarily used to support new residential RGUs, as well as for telephone network systems and equipment for Maxcom’s network operation.

For the nine months ended September 30, 2013 capital expenditures reached Ps.370 million, in comparison to the Ps.357 million recorded in the same period of 2012.

Indebtedness

At September 30, 2013 the Company reported its Indebtedness level at Ps.2,565 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.42 times and the Net Debt to EBITDA is at 3.3 times.

At the end of September 30, 2013 the “senior notes” is presented in the short-term liabilities, because the debt was non-performing and it was in process of restructuring.

Emerges from Chapter 11 Bankruptcy Protection

The Company announced on October 11, that its prepackaged Chapter 11 plan of reorganization (the “Plan”) became effective. Maxcom has thus successfully emerged from Chapter 11 only 79 days after voluntarily filing for bankruptcy protection.

Previous at the conclusion, the U.S. Bankruptcy Court for the District of Delaware entered an order confirming the Plan on September 10, 2013. Confirmation of the Plan was fully consensual—the only class of creditors entitled to vote overwhelmingly voted in favor of the Plan and no party objected to confirmation of the Plan.

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Third Quarter 2013 Results

In connection with the Plan, Maxcom completed a recapitalization and debt restructuring that will significantly reduce Maxcom’s debt service obligations and position Maxcom for growth with a US$45 million capital infusion from its new shareholders, lead by Ventura Capital Privado. As a result of the restructuring of Maxcom’s funded debt obligations under the Plan and the parallel out-of-court transactions (i.e., the simultaneous Mexican and U.S. tender offers and new capital contribution described further below) effectuated in accordance with applicable Mexican and U.S. law, Maxcom emerged from its Chapter 11 restructuring process with a healthy, sustainable balance sheet and a new capital contribution from the new owners of a substantial portion of Maxcom’s equity. This capital contribution will permit Maxcom to continue to upgrade and expand its telecommunications network, thereby solidifying Maxcom’s long-term growth prospects and operating performance.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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Third Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of Septembrer 30,		As of September 30,		vs 3Q 2012
	2013		2012		Var $		Var %
ASSETS:
CURRENT ASSETS:	Ps.	85,248	Ps.	396,749	Ps.	(311,501)	(79)%
Cash and financial instruments		85,248		396,749		(311,501)	(79)%

Accounts receivable:
Customers, net of allowance		663,438		658,858		4,580	1%
Value added tax refundable		89,248		147,627		(58,379)	(40)%
Other sundry debtors		74,702		67,097		7,605	11%
		827,388		873,582		(46,194)	(5)%

Inventory		15,318		13,730		1,588	12%
Prepaid expenses		23,966		26,338		(2,372)	(9)%
Total current assets		951,920		1,310,399		(358,479)	(27)%

Frequency rights, net		15,133		18,105		(2,972)	(16)%
Telephone network systems and equipment, net		3,836,226		3,887,462		(51,236)	(1)%
Intangible assets, net		99,541		41,187		58,354	142%
Financial instruments		-		30,792		(30,792)	(100)%
Deposits		8,542		7,723		819	11%
Deferred taxes		9,793		13,449		(3,656)	(27)%
Other assets		2,151		2,151		-	-

Total assets	Ps.	4,923,306	Ps.	5,311,268	Ps.	(387,962)	(7)%

LIABILITIES
CURRENT LIABILITIES:
Senior notes		2,301,844		-		2,301,844	100%
Interest payable		226,496		87,543		138,953	159%
Accounts payable and accrued expenses		272,992		310,780		(37,788)	(12)%
Notes payable		4,125		4,317		(192)	(4)%
Customers deposits		2,278		2,149		129	6%
Payroll and other taxes payable		7,615		89,613		(81,998)	(92)%
Total current liabilities		2,815,350		494,402		2,320,948	469%

LONG-TERM LIABILITIES:
Senior notes		-		2,545,770		(2,545,770)	(100)%
Notes payable		4,321		5,117		(796)	(16)%
Other accounts payable		24,854		33,108		(8,254)	(25)%
Pensions and post-retirement obligations		5,503		3,038		2,465	81%
Other long term liabilities		157,633		27,388		130,245	476%
Long Term Liabilities		192,311		2,614,421		(2,422,110)	(93)%
Total liabilities	Ps.	3,007,661	Ps.	3,108,823	Ps.	(101,162)	(3)%

SHAREHOLDERS' EQUITY
Capital stock		4,828,481		4,814,428		14,053	-
Premium on capital stock		5,404		2,148		3,256	152%
Accumulated deficit		(2,652,693)		(2,516,605)		(136,088)	(5)%
Net profit (loss) for the period		(265,547)		(97,526)		(168,021)	(172)%
Total shareholders' equity	Ps.	1,915,645	Ps.	2,202,445	Ps.	(286,800)	(13)%

Total liabitilies and equity	Ps.	4,923,306	Ps.	5,311,268	Ps.	(387,962)	(7)%

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Third Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 month ended September 30,						vs 3M 2012			9 months ended September 30,						vs 9M 2012
	2013		%	2012		%	$ var		% var	2013		%	2012		%	$ var		% var

TOTAL REVENUES	Ps.	642,136	100%	Ps.	565,523	100%	Ps.	76,613	14%	Ps.	1,860,156	100%	Ps.	1,629,912	100%	Ps.	230,244	14%

Network operating services		250,905	39%		174,828	31%		76,077	44%		692,557	37%		480,145	29%		212,412	44%
Technical expenses		27,346	4%		38,918	7%		(11,572)	(30)%		93,969	5%		113,079	7%		(19,110)	(17)%
Installation expenses		1,548	0%		2,393	0%		(845)	(35)%		6,194	0%		7,409	0%		(1,215)	(16)%
Cost of network operation		279,799	44%		216,139	38%		63,660	29%		792,720	43%		600,633	37%		192,087	32%

GROSS PROFIT		362,337	56%		349,384	62%		12,953	4%		1,067,436	57%		1,029,279	63%		38,157	4%

Selling, general and administrative expenses		174,714	27%		173,197	31%		1,517	1%		519,723	28%		517,029	32%		2,694	1%

EBITDA		187,623	29%		176,187	31%		11,436	6%		547,713	29%		512,250	31%		35,463	7%

Depreciation and amortization		155,155			143,426			11,729	8%		427,293			439,495			(12,202)	(3)%
Other (Income) Expense		20,310			28,191			(7,881)	(28)%		83,478			76,946			6,532	8%
Restructuring		-			-			-	-		-			9,914			(9,914)	(100)%
Reorganization		17,500			-			17,500	100%		48,215			-			-	-

Operating income (loss)		(5,342)			4,570			(9,912)	(217)%		(11,273)			(14,105)			2,832	20%

Comprehensive (income) cost of financing:
Interest expense		78,963			74,748			4,215	6%		221,232			240,684			(19,452)	(8)%
Interest (income) loss, net		(303)			(13,566)			13,263	98%		(5,619)			(11,394)			5,775	51%
Exchange (income) loss, net		6,837			(121,866)			128,703	106%		38,661			(145,821)			184,482	127%
		85,497			(60,684)			146,181	241%		254,274			83,469			170,805	205%

INCOME (LOSS) BEFORE TAXES		(90,839)			65,254			(156,093)	(239)%		(265,547)			(97,574)			(167,973)	(172)%

Taxes:
Income tax		-			-			-	-		-			-			-	-
Defered Income Tax		-			(5)			5	100%		-			(48)			48	100%
Total tax		-			(5)			5	100%		-			(48)			48	100%

NET INCOME (LOSS)	Ps.	(90,839)		Ps.	65,259		Ps.	(156,098)	(239)%	Ps.	(265,547)		Ps.	(97,526)		Ps.	(168,021)	(172)%

Weighted average basic shares		789,819			789,819						789,819			789,819
Weighted average fully diluted		-			794,581						-			794,581

Earnings per share basic		(0.12)			0.08						(0.34)			(0.12)
Earnings per share diluted		-			0.08						-			(0.12)

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Third Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,333,659)	Ps.	-	Ps.	2,297,823

Reclassification of additional paid-in capital		-		(817,054)		817,054		-		-

Stock option plan		-		2,148		-		-		2,148

Comprehensive net loss		-		-		(97,526)		-		(97,526)

Balances as of September 30, 2012	Ps.	4,814,428	Ps.	2,148	Ps.	(2,614,131)	Ps.	-	Ps.	2,202,445

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Increased in capital Stock		14,053		-		-		-		14,053

Stock option plan		-		1,812		-		-		1,812

Comprehensive net loss		-		-		(265,547)		-		(265,547)

Balances as of September 30, 2013	Ps.	4,828,481	Ps.	5,404	Ps.	(2,918,240)	Ps.	-	Ps.	1,915,645

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Third Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,				vs 2012			9 months ended September 30,				vs 2012
	2013		2012		$ var		% var	2013		2012		$ var		% var

Operating Activities:
Income before taxes	Ps.	(90,839)	Ps.	65,254	Ps.	(156,093)	(239)%	Ps.	(265,547)	Ps.	(97,574)	Ps.	(167,973)	(172)%

Items without cash flow		230,767		128,756		102,011	79%		667,303		581,156		86,147	15%
Cash flow from income/loss before taxes		139,928		194,010		(54,082)	(28)%		401,756		483,582		(81,826)	(17)%

Cash flow from:
Accounts receivables		31,197		(44,857)		76,054	170%		(2,633)		(4,119)		1,486	36%
Inventory		1,882		(282)		2,164	767%		3,003		(4,834)		7,837	162%
Accounts payables		(41,510)		39,182		(80,692)	(206)%		(42,621)		75,306		(117,927)	(157)%
Other assets and liabilities		(4,858)		(10,472)		5,614	54%		(62,863)		(26,038)		(36,825)	(141)%
Cash flow from operation activities		(13,289)		(16,429)		3,140	19%		(105,114)		40,315		(145,429)	(361)%

Net cash flow from operating activities		126,639		177,581		(50,942)	(29)%		296,642		523,897		(227,255)	(43)%

Cash flow from:
Telephone network systems and equipment, net		(144,261)		(128,784)		(15,477)	(12)%		(369,757)		(311,568)		(58,189)	(19)%
Other intangible assets		-		(15,000)		15,000	100%		-		(45,000)		45,000	100%
Cash flow from capital expeditures		(144,261)		(143,784)		(477)	-		(369,757)		(356,568)		(13,189)	(4)%

Cash in excess/(required) to be used in financing activities		(17,622)		33,797		(51,419)	(152)%		(73,115)		167,329		(240,444)	(144)%

Cash flow from :

Vendor financing		(3,282)		937		(4,219)	(450)%		(2,215)		318		(2,533)	(797)%
Capital stock		981		-		981	100%		14,053		-		14,053	100%
Additional paid in capital		-		585		(585)	(100)%		9		2,149		(2,140)	(100)%
Other financing activities		(11,049)		(2,725)		(8,324)	(305)%		-		(169,627)		169,627	100%
Cash flow from financing activities		(13,350)		(1,203)		(12,147)	(1,010)%		11,847		(167,160)		179,007	107%

Increase (decrease) in cash and temporary investments		(30,972)		32,594		(63,566)	(195)%		(61,268)		169		(61,437)	(36,353)%

Cash and financial instruments at beginning of the period		116,220		364,155		(247,935)	(68)%		146,516		396,580		(250,064)	(63)%
Cash and cash equivalents at the end of the period	Ps.	85,248	Ps.	396,749	Ps.	(311,501)	(79)%	Ps.	85,248	Ps.	396,749	Ps.	(311,501)	(79)%

10